7/1


03024228

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ST Dupont

*CURRENT ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4552 FISCAL YEAR 3-31-03

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 7/1/03

03 JUL -1 AM 7:21

June 3, 2003

ARIS 3-31-03

Results for the year ended March 31, 2003

- **Stable sales, excluding exchange rate effects**
- **Net loss of €5.33 million**
  including non-recurring items of €2.1 million and negative currency effects of €3.2 million

SIGNIFICANT EVENTS

Stable sales, excluding exchange rate effects

No major launches took place in fiscal 2002/2003, unlike the previous year. In addition, the gloomy economic environment that prevailed throughout the period, and which was exacerbated in the second half by the crisis in Iraq, significantly impacted global consumer spending in the fourth quarter.

Against this backdrop, sales of S.T.Dupont products grew 0.6%, excluding exchange rate effects. The rise was driven by sustained sales volumes, especially in the "Lighters and Pens" lines, largely buoyed by the success and well-timed sales launch of the Group's limited and prestigious editions - including the Statue of Liberty for the U.S. market, and the Taj Mahal for collectors. Another key growth factor was the launch of the "Mini Olympio" line.

Including royalties, Group sales totaled €91.1 million, on a par with the previous year.

Substantial losses for the year ended March 31, 2003

The statement of operations was impacted by:

- An unfavorable currency effect. This is estimated to have trimmed gross margin and net results by €4.5 million and €3.2 million respectively;
- Non-recurring provisions booked by S.T.Dupont in the amount of €2.1 million, which will help the Group return to profit.

The Group ended the year with a net loss of €5.33 million. However, excluding the above negative impacts, S.T.Dupont would have achieved a resilient performance at all levels.

Net debt

At March 31, 2003, the Group's net debt represented 9% of shareholders' equity. This ratio is satisfactory, including as it does the net loss and negative currency effect, especially allowing for the fact that capital expenditure, as forecast, was higher than the previous year - investments were €1.2 million more than in 2001/2002.

■ SALES GROWTH BY GEOGRAPHICAL AREA

	Sales, 12 months ended March 31, 2003		Sales, 12 months ended March 31, 2002		
(at constant exchange rates)	*€ millions*	%	*€ millions*	%	*% change*
Europe (incl. France)	36.0	41.6	38.3	44.5	*(5.9)*
Asia (incl. Japan)	42.2	48.8	39.6	46.0	*6.6*
Americas	3.9	4.5	3.9	4.6	*(0.3)*
Other	4.4	5.1	4.2	4.9	*4.2*
Product sales	**86.5**	**100.0**	**86.0**	**100.0**	***0.6***

The sales figure for 2002/2003 is in line with the Group's most recent estimates and reflects an improved sales mix, achieved against a challenging economic backdrop. The Group's good sales performance was driven by the success of its limited editions, combined with a robust fourth quarter in all South-East Asian markets, as well as Japan. Another significant driver was a strong rebound in sales during the fourth quarter in the Hong Kong and Chinese markets.

➢ Europe

Group sales in Europe were hit by a slow but steady deterioration in the economic climate in the region. Volumes were particularly affected in the course of the fourth quarter. In France, solid sales growth from department stores only partially offset the weak showing in the second half from the traditional domestic network and directly-held stores. The Spanish, German and Swiss markets contracted, as did Southern European markets, where the Group carefully controlled deliveries. Sales rose sharply both in Eastern Europe – fueled by the successful opening of two new stores – and Italy.

Despite the lackluster business climate, the Group estimates that it has won market share in Europe.

➢ Asia (including Japan)

Sales growth in Asia came in at 6.6%, excluding currency effects, confirming the appeal and strength of the S.T.Dupont brand in that region.

On a like-for-like basis, sales were strong in the Japanese market, up 14.6% on a year earlier. Taiwan posted 10% sales growth, led by a 30.2% increase in retail business (retail stores and shop in shops numbered 7 at end-March) in line with the Group's strategy in this market. New Duty Free outlets were opened. In Hong Kong and China, sales got back on the growth track in the fourth quarter, as forecast, surging 19%. Excluding currency effects, sales of subsidiaries operating in the latter two regions were up 26.2% for the full year in retail operations, while wholesale business eased back 6.8%.

➢ Americas

For the second straight year, the United States reported very strong sales growth, up 20.7% in US dollars and 6.9% in euros. However, this sustained performance was offset by the impact of weak economies in South America.

➢ Other regions

Full-year sales growth came in at 4.2%. At end-December, sales were up 24% but were dragged down by 28% in the fourth quarter by the prevailing economic uncertainty.

■ SALES GROWTH BY PRODUCT RANGE

	Sales, 12 months to March 31, 2003		Sales, 12 months to March 31, 2002		
Excluding exchange-rate effect	*€ millions*	%	*€ millions*	%	% change
Lighters and pens	52.9	58.1	52.5	57.6	*0.8*
Leather goods and other products	33.5	36.8	33.4	36.7	*0.2*
Product sales	**86.4**	**94.8**	**85.9**	**94.3**	***0.6***
Royalties	4.6	5.0	5.2	5.7	*(11.1)*
Group net sales	**91.1**	**100.0**	**91.1**	**100.0**	***(0.1)***

➢ Lighters and pens

In terms of volume, sales were on a par with the previous fiscal year. They increased in terms of value, however, led by the improved product mix. S.T.Dupont continued to win market share in this historic product line, outplaying its main international competitors. Sales were also boosted by a turnaround in special corporate orders. This performance was achieved without any major new product launches. Limited and prestigious editions proved particularly successful, as did the Mini Olympio line, which enabled the Group to carry out attractive offers on leather items.

➢ Leather goods, watches, accessories and ready-to-wear

No major new products were launched during the fiscal year, but certain ranges were extended, such as the addition of new functions in the Géométrie line. Sales of leather goods edged up 2%, excluding translation adjustments, whereas sales of watches were unsatisfactory. The two major highlights of the year were the sales growth achieved in the "Accessories" line (up 8% compared with 2001/2002), and the strong performance recorded by ready-to-wear products (up 8% excluding the currency effect), which should be further boosted in 2003/2004.

ROYALTIES

2002/2003 was a transition year in terms of revenues from royalties, which nonetheless held firm. The Group tightened its distribution control in China, which temporarily weighed down sales and negatively impacted royalties by 17.4%.

Another significant event was S.T.Dupont's decision to suspend the ready-to-wear license in Japan, impacting revenues from this license by a negative 51%.

RESULTS

(In € thousands)	**12 months to March 31, 2003**	**12 months to March 31, 2002**	**12 months to March 31, 2001**
Gross margin	**41,833**	**46,515**	**45,467**
Operating (loss)/income	**(1,037)**	**5,261**	**5,431**
(Loss)/income before tax	**(3,758)**	**4,697**	**4,741**
Net (loss)/income before goodwill amortization	**(4,999)**	**4,099**	**3,972**
Net (loss)/income	**(5,334)**	**3,764**	**3,637**
(Loss)/earnings per share (in €)	*(0.86)*	*0.61*	*0.59*
Diluted (loss)/earnings per share (in €)	*(0.64)*	*0.59*	*0.57*

➢ Gross margin

At €41.8 million, gross margin eased back to 48.3% compared with 51.0% the previous fiscal year. The two-point decline was attributable to the negative €4.5 million effect of exchange rates. On a constant exchange-rate basis, gross margin would have come to 50.9%.

➢ Operating results

The Group recorded an operating loss of €1 million. This was due to the very strong impact of unfavorable exchange rates, combined with an endeavor to keep up capital spending in areas that can help to promote the Group's brand name and spur retail business. Communication expenses climbed 5.5% excluding the currency effect, representing 7.5% of sales against 6.3% and 7.0% at end-March 2001 and 2002 respectively. Selling expenses rose strongly, representing 18.6% of sales at March 31, 2003 versus 17.4% a year earlier. Administrative expenses were also up, stemming primarily from additions to inventory allowances.

Translation adjustments positively impacted fixed costs by €262,000.

Excluding the negative €3.4 million effect of exchange rates, the Group would have reported operating income (€2.3 millions).

- Interest expense

Net interest expense was 9.9% higher than the previous year, primarily reflecting a contraction in interest income.

- Exceptional items and pre-tax loss

During 2002/2003, the Group made several exceptional additions to allowances and reserves, especially to cover impairment in value of assets, charges (amounting to €1.5 million), and restructuring the organizational structure and distribution network. In total, these charges weighed down the Group's pre-tax results by €2.1 million. For the twelve months to March 31, 2003, S.T.Dupont reported a loss before tax of €3.7 million.

- Net results for the period

The Group ended the year with a net loss of €5.3 million. A major factor in this regard was income tax, which totaled €1.2 million arising from the high level of profitability of a number of the Group's subsidiaries, coupled with profit generated by active inventory reduction measures.

The following two factors should be taken into consideration when analyzing the net loss: first, €3.2 million in unfavorable currency effect, and second, €2.1 million in exceptional items.

- Cash flow

Cash flow from operations was sharply down on the prior year figure, due to the negative currency impact on net results. It nonetheless remained positive, at €0.760 million.

- Capital expenditure

Manufacturing spending in the Faverges plant reached 54.5% of the targeted €4.4 million. This has enabled the Group to purchase up-to-the-minute, flexible technology, which in turn will pave the way for new designs.

S.T.Dupont has also dedicated resources to improving supply chain management and information systems. In addition, it has invested in strengthening safety and environmental standards at the Faverges manufacturing site.

BALANCE SHEET STRUCTURE

Cash flows from operating activities amounted to €2.2 million, enabling S.T.Dupont to cover 50% of its investment outlay during fiscal 2002/2003. At the year end, the Group's net cash position contracted €3.7 million to €8.9 million. [Excluding the currency effect, it would have been unchanged in relation to fiscal 2001/2002.]

Net indebtedness represented 9% of equity, against 0% and 5.7% at end-March 2002 and end-March 2001, respectively.

After taking into account the impact of losses, the balance sheet structure was nevertheless extremely solid, with shareholders' equity totaling €39.8 million.

■ OUTLOOK

Unless there is a rapid turnaround in the current economic context, fiscal 2003/2004 seems set to be just as difficult as the previous year. The Euro, which has appreciated by 8% versus the US dollar between end of February and Mid May 2003, remains to be a concern. The significant drop in sales in the first quarter in Asia, due to the outbreak of SARS, will have significant impact on both sales and profitability in this important region.

However, despite this short-term challenging environment, S.T.Dupont will be keeping up its growth drive. This will include giving a boost to Ready-to-wear, firming up S.T.Dupont's image as a global lifestyle brand, researching and designing new products, and undertaking investments on the sales and marketing front. This strategy may well be stepped up depending on long-term growth opportunities.

All of these moves will be made with a view to laying the ground for the medium and long term. The benefits should start to appear in 2004/2005, bolstered by synergies, a diverse array of product launches, and – hopefully – a rebound in the economy.

☞ Upcoming events

- SFAF meeting: June 5, 2003 at 5 p.m., Hôtel Prince de Galles, 33, avenue George V- 75008 Paris, salon Panache.
- Annual Shareholders' Meeting: September 19, 2003.

Analysts contact : Catherine Py-Leducq or Virginie Radice
+ 33-1 53.91.33.11 + 33-1 53.91.30.37

Press contact : Thierry Micheels
+33-158479498

■ CONSOLIDATED FINANCIAL STATEMENTS AS AT March 31, 2003

STATEMENT OF INCOME

(In thousands of euros)	At **March 31, 2003**	At **March 31, 2002**	At **March 31, 2001***
Net sales of products	82 222	85 956	84 870
Royalties	4 347	5 193	4 964
Net sales	**86 569**	**91 149**	**89 834**
Cost of sales	(44 736)	(44 634)	(44 367)
Gross margin	**41 833**	**46 515**	**45 467**
Communication expenses	(6 652)	(6 456)	(5 683)
Selling expenses	(16 226)	(15 873)	(15 835)
Administrative expenses	(19 983)	(18 994)	(18 629)
Income from equity investments	(10)	69	111
Opérating income	**(1 038)**	**5 261**	**5 431**
Net interest expenses	(652)	(593)	(767)
Non-recurring items from continuing operations	(2 068)	29	77
Income before tax	**(3 758)**	**4 697**	**4 741**
Provision for income taxes	(1 241)	(598)	(769)
Net income before goodwill amortization	**(4 999)**	**4 099**	**3 972**
Amortization of goodwill	(335)	(335)	(335)
Net income	**(5 334)**	**3 764**	**3 637**
Earnings per share (in euros)	**-0.86**	**0,61**	**0,59**
Diluted earnings per share (en euros)	**-0.64**	**0,59**	**0,57**

* In order to permit meaningful comparisons, the figures for the years ended March 31, 2001 have been restated to include royalties in net sales.

CONSOLIDATED FINANCIAL STATEMENTS AS AT March 31, 2003

BALANCE SHEETS

ASSETS (In thousands of euros)	At March 31, 2003	At March 31, 2002	At March 31, 2001
Non-current assets			
Goodwill	3 499	3 834	4 169
Intangible assets (net)	5 546	5 615	5 869
Property, plant and equipment (net)	10 534	10 115	10 320
Long-term investments (net)	755	850	836
Equity investments	812	823	864
Deferred tax assets	1 310	1 563	1 300
Total non-current assets	**22 456**	**22 800**	**23 358**
Current Assets			
Inventories and work-in-progress (net)	25 214	25 078	23 934
Trade accounts receivable (net)	17 413	20 589	20 359
Other receivables and accruals	6 674	6 529	6 547
Cash and marketable securities	12 785	16 537	15 816
Total current assets	**62 086**	**68 733**	**66 656**
Total assets	**84 542**	**91 533**	**90 014**

LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of euros)	At March 31, 2003	At March 31, 2002	At March 31, 2001
Shareholders' equity attributable to the Group			
Capital stock	9 962	9 962	9 913
Additional paid-in capital	1 019	1 019	757
Retained earnings	33 245	30 413	27 715
Cumulative currency translation adjustments	959	3 467	3 238
Net income for the period	**(5 334)**	**3 764**	**3 637**
Total shareholders' equity attributable to the Group	**39 851**	**48 625**	**45 260**
Reserves for contingencies and charges	**10 075**	**9 591**	**9 847**
Long-term liabilities			
Convertible bonds	11 991	11 991	12 305
Long-term debt	48	48	0
Deferred tax liabilities	195	101	86
Total long-term liabilities	**12 234**	**12 140**	**12 391**
Current liabilities			
Convertible bonds	524	524	539
Short-term debt	3 786	3 848	5 550
Trade accounts payable	7 785	6 751	6 730
Other payables and accruals	10 287	10 054	9 697
Total current liabilities	**22 382**	**21 177**	**22 516**
Total liabilities and shareholders' equity	**84 542**	**91 533**	**90 014**

CONSOLIDATED FINANCIAL STATEMENTS AS AT March 31, 2003

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of euros)	At **March 31, 2003**	At **March 31, 2002**	At **March 31, 2001**
I – Cash flows from operating activities			
Net income for the period	(5 334)	3 764	3 637
Depreciation and amortization	3 883	3 490	3 898
Amortization of goodwill	335	335	335
Change in allowances	1 534	(175)	(2 112)
Gains and losses on disposals	66	21	566
Deferred taxes	272	(271)	19
(Income)/loss from equity investments, net of dividends received	10	41	(91)
Working capital provided by operations	**766**	**7 205**	**6 252**
(Increase)/decrease in inventories and work in progress	(1 533)	(1 030)	1 012
(Increase)/decrease in trade accounts receivable	2 112	(613)	(2 725)
(Increase)/decrease in other receivables	(839)	39	(634)
(Increase)/decrease in trade accounts payable	1 182	49	302
(Increase)/decrease in other payables	485	350	(439)
Change in operating wordking capital requirement	**1 407**	**(1 205)**	**(2 484)**
Net cash (used)/provided by operating activities	**2 173**	**6 000**	**3 768**
II – Cash flows from investing activities			
Additions to intangible assets	(759)	(542)	(766)
Additions to property, plant and equipment	(3 641)	(2 629)	(3 041)
Additions to other non current assets	0	0	(53)
Acquisitions of subsidiaries, net of cash acquired	0	0	0
Cash used by investing activities	**(4 400)**	**(3 171)**	**(3 860)**
Proceeds from disposals of intangible assets	0	0	1 664
Proceeds from disposals ofproperty, plant and equipment	24	0	88
Proceeds from disposals of other non-current assets	0	0	0
Proceeds from sales of subsidiaries, net of cash transferred	0	0	0
Cash provided by investing activities	**24**	**0**	**1 752**
Net cash used by investing activities	**(4 376)**	**(3 171)**	**(2 108)**
III – Cash flows from financing activities			
Increase in borrowings	0	48	0
Repayments of borrowings	0	(191)	(212)
Dividends paid	(932)	(928)	0
Net cash (used)/provided by financing activities	**(932)**	**(1 071)**	**(212)**
Effect of exchange rate changes on cash and cash equivalents	(555)	492	642
Change in cash and cash equivalents	**(3 690)**	**2 250**	**2 090**
Cash and cash equivalents at beginning of year	12 689	10 439	8 349
Cash and cash equivalents a tend of year	8 999	12 689	10 439

In the above statements of cash flows, cash and cash equivalents at the end of the year include the following :

	At **March 31, 2003**	At **March 31, 2002**	At **March 31, 2001**
Cash and marketable securities	12 785	16 537	15 816
Bank overdrafts	3 786	3 848	5 377
Total net cash and cash equivalents	**8 999**	**12 689**	**10 439**

S.T. Dupont
PARIS

Annual results

Paris

June 5, 2003

CONTENTS

S.T. Dupont
PARIS

I KEY FIGURES AND ACTION POINTS

RESILIENCE
MEASURES TAKEN IN FISCAL 2002/2003 TO OPTIMIZE PERFORMANCE

S.T. Dupont PARIS

1. Resilience

Breakdown of sales by currency



Euro
50%
Yen
13%
27%
Dollar & pegged currencies
10%
Other

i.e. 50% negatively impacted by currency effects

1. Resilience

Breakdown of sales by product family



€ millions
[01/02]
[02/03]
85.9
82.2
- 4.3%
Leather goods and other
Published
- 5.3%
Lighters and pens
- 3.7%

5

1. Resilience

Breakdown of sales by product family



€ millions
[01/02]
[02/03]
85.9
86.4
+ 0.6%
Leather goods and other
33.4
33.5
+ 0.2%
Excluding currency effects
Lighters and pens
+ 0.8%

6


1. Resilience
Breakdown of sales by geographic area
€ millions
[01/02]
[02/03]
Total
85.9
82.2
- 4.3%
Asia
- 3.2%
Americas
3.9
Published
- 10.2%
Europe
- 5.8%
Other
+ 4.2%
7


1. Resilience
Breakdown of sales by geographic area
€ millions
[01/02]
[02/03]
Total
85.9
86.4
+ 0.6%
39.6
42.2
Asia
+ 6.6%
Excluding
currency
effects
Americas
- 0.3%
Europe
- 5.9%
Other
+ 4.2%
8

1. Resilience

Total sales - Published

€ millions	[01/02]	[02/03]	[%]
Sales of products	85.9	82.2	- 4.3
Royalties	5.2	4.3	- 16.3
Total net sales	*91.1*	*86.6*	*- 5.0*

1. Resilience

Total sales – excluding currency effects

€ millions	[01/02]	[02/03]	[%]
Sales of products	85.9	86.4	+ 0.6
Royalties	5.2	4.6	- 11.1
Total net sales	*91.1*	*91.1*	*- 0.1*

Excluding royalties for China and Japan: up 5%

1. Resilience

Gross margin

€ millions	[01/02]	[02/03]
Total sales	91.1	86.6
Gross margin	46.5	41.8

Including negative currency impact of €4.5 million

1. Resilience

Change in gross margin, including royalties

	[99/00]	[00/01]	[01/02]	[02/03]
Gross margin	48.5%	50.6%	51.0%	48.3%

Excluding currency effects, gross margin was stable at 50.9%

1. Resilience

Operating performance

€ millions	[01/02]	[02/03]
Total sales	91.1	86.6
Operating income/(loss)	5.3	(1.0)

Including negative currency impact of €3.3 million

1. Resilience

Operating performance

€ millions	[01/02]	[02/03]
Total sales	91.1	86.6
Operating income/(loss)	5.3	(1.0)
Operating income/(loss) after interest	4.7	(3.8)

1. Resilience

Operating performance

€ millions	[01/02]	[02/03]
Total sales	91.1	86.6
Operating income/(loss)	5.3	(1.0)
Operating income/(loss) after interest	4.7	(3.8)
Non-recurring items	-	(2.1)

1. Resilience

Operating performance

€ millions	[01/02]	[02/03]
Total sales	91.1	86.6
Operating income/(loss)	5.3	(1.0)
Operating income/(loss) after interest	4.7	(3.8)
Non-recurring items	-	(2.1)
Net income/(loss)	3.8	(5.3)

Including negative currency impact of €3.2 million

1. Resilience

Exchange-rate impact on income statement items

€ millions	[02/03]
Sales & Royalties	(4.5)
Gross margin *	(4.5)
Fixed costs	1.2
Currency hedging	0.1
Net loss *	(3.2)

* Estimation

1. Resilience

Statement of cash flows

€ millions	[02/03]
Working capital provided by operations	0.8
Increase in operating working capital requirement	1.4
Capital expenditure	(4.4)
Financial transactions	(0.9)
Translation adjustments	(0.6)
Decrease in cash and cash equivalents	(3.7)
Cash at April 1, 2002	12.7
Cash at March 31, 2003	9.0

1. Resilience

Indebtedness

€ millions	[01/02]	[02/03]
Net cash and cash equivalents	12.2	8.5
Long-term debt	12.0	12.0
Gearing	0%	9%

1. Resilience

Condensed balance sheet

€ millions	[01/02]	[02/03]
Non-current assets	22.8	22.5
o/w Manufacturing spending	*1.7*	*2.4*
Current assets	68.7	62.1
o/w Inventories and WIP	*25.1*	*25.2*
Operating receivables	*27.1*	*24.1*
Cash, marketable securities	*16.5*	*12.8*
Total	91.5	84.5

1. Resilience

Condensed balance sheet

€ millions	[01/02]	[02/03]
Shareholders' equity	48.6	39.9
Reserve for contingencies and charges	9.6	10.1
Long-term debt	12.1	12.1
Short-term debt	22.2	22.4
Total	91.5	84.5

I KEY FIGURES AND ACTION POINTS

MEASURES TAKEN IN FISCAL 2002/2003
TO OPTIMIZE PERFORMANCE

S.T. Dupont
PARIS

2. Measures taken in fiscal 2002/2003 to optimize performance

Continued steps to control distribution

	[01/02]	[02/03]	[change]
Directly-operated stores	13	14	+ 1
Boutiques under contracts	31	38	+ 7
Total stores	44	52	+ 8
Directly-operated shop-in-shops	15	36	+ 21
Shop-in-shops under contracts	148	154	+ 6
Total shop-in-shops	163	190	+ 27
Corners under contracts	114	142	+ 28
Total controlled distribution outlets	321	384	+ 63

+ 20%

2. Measures taken in fiscal 2002/2003 to optimize performance


NATURE

BAHRAIN
Seef Mall

2. Measures taken in fiscal 2002/2003 to optimize performance



BAHRAIN
Seef Mall

2. Measures taken in fiscal 2002/2003 to optimize performance



BULGARIA
Sofia

2. Measures taken in fiscal 2002/2003 to optimize performance



COREA
Daebek Plaza

2. Measures taken in fiscal 2002/2003 to optimize performance



SAUDI
ARABIA
Jeddah
Printemps

2. Measures taken in fiscal 2002/2003 to optimize performance

Stepping up controlled distribution

- Better control over location
  (malls, department stores)
- Better control over design and layout
  (strict rules)
  - S.T.Dupont furniture design / concept
  - S.T.Dupont logo
  - Wide range of products
  - Training tools
  - New visual merchandising approach, to underline to end-customers the brand's values

2. Measures taken in fiscal 2002/2003 to optimize performance



FRANCE
Paris
Montaigne store

2. Measures taken in fiscal 2002/2003 to optimize performance



New POS advertising

2. Measures taken in fiscal 2002/2003 to optimize performance

Manufacturing spending



- Continued spending in growth areas
  - €2.4 million
- 4 strategic focal points
  - Innovation (19%)
  - Performance (52%)
  - Expertise (19%)
  - Safety and environmental issues (10%)

2. Measures taken in fiscal 2002/2003 to optimize performance

Manufacturing employees



- Lowering the breakeven point
- Increasing the flexibility of direct labor
  - More flexible working hours (from 26 to 40 hours)
  - Optimal use of the age pyramid
  - Partial replacement of departing staff
- Renewing and enhancing skill sets

Flexibility and skills

2. Measures taken in fiscal 2002/2003 to optimize performance

Areas of progress in manufacturing

- Optimizing flows of materials
  - New dedicated belt production line
- Extending production units
  - Units reorganized to increase responsiveness, foster a multi-task environment, and reduce indirect costs
- Automating operations in pre-finishing stages
  - Lower costs, improved working conditions
- Focusing on operations with high added value
- Innovating

2. Measures taken in fiscal 2002/2003 to optimize performance

Developing outsourced production services

- Enhance our expertise
- Expand manufacturing activity
- Better amortize fixed costs and capital spending

2. Measures taken in fiscal 2002/2003 to optimize performance

Continued focus on supply chain management

- Improve customer delivery time and service
- Reduce costs (e.g. inventory, transport)
  - Optimal sales/manufacturing forecasts
  - Elimination of inventories in European subsidiaries and direct delivery within 48 hours
  - Launch of 10-day max deliveries to Taiwan

Semi-direct deliveries to Japan (early 2004)

II STRONG POSITIONING

GEOGRAPHIC AREAS

MANUFACTURING CRAFTSMANSHIP

DESIGN

S.T. Dupont PARIS

1. Geographic areas

Eastern Europe - Russia

- Russia + Ukraine: + 16%
  - Local: + 11%
  - Duty Free: + 35%

  (Moscow, Kiev, St Petersburg)

Steady double-digit growth over the past several years

1. Geographic areas

Eastern Europe - Russia

High-end presence

- 3 stores in Moscow
  + 1 extension
  + 1 opening in Gum (June 2003)
- 2 stores in Bulgaria
- 1 corner network in full expansion
  (22 in Russia, 4 in Ukraine, 3 in Hungary, 2 in Bulgaria, 2 in Kazakhstan, 2 in Romania)

Balanced sales by business line

- S.T.Dupont's "Geométrie" leather line is the market leader

1. Geographic areas

Middle East

Controlled and high-quality distribution

- 5 stores, 7 shop-in-shops, 19 corners
- Revamped distribution network
- A growing distribution network
  - Seef Mall in Bahrain
  - Dubai
  - Printemps in Jeddah
  - Project for Cairo and another for Kuwait

Middle East

Robust sales
despite the outbreak of war

Year-to-date gross sales

- at end-December 2002 + 26%
- at end-March 2003 + 5%

Highly balanced sales by business line

Japan

Sales up by a strong 18% (in Yen)

- Store and shop-in-shops distribution + 33%
- Wholesale distribution + 16%
- Duty-free distribution + 22%

Good cost containment and sharp increase in pre-tax income
(9.6% of net sales)

1. Geographic areas

Japan

A distribution strategy firmly focused on expanding retail operations

- Stronger retail network
- 4 new shop-in-shops
- Taking direct control over 5 shop-in-shops

to ensure sustained growth across all product lines

1. Geographic areas

Japan

Strong growth potential

- Priority market (double-digit growth)
- Sharp increase in retail business results
- Direct marketing operations and other sales drives throughout the store network
- Higher communication budgets in view of product launches

1. Geographic areas

Hong Kong/China

Transition year for China
(refocusing sales and distribution strategies to improve brand selectivity)

- New sales strategy
  - Strengthening S.T.Dupont's high-end presence in major towns and cities
    (27 stores and shop-in-shops opened)
  - Drawing up contracts with preferential conditions
  - Restricting the number of wholesalers

1. Geographic areas

Hong Kong/China

2002/2003 sales performance

- H1 - 6.7%
- Q3 - 2%
- Q4 + 19%

Tightening control over distribution

- 6 new franchised stores, bringing the total number to 13
- First directly-held store in Shenzhen - Seibu
- 20 new shop-in-shops, bringing the total number to 109

1. Geographic areas

Hong Kong/China

Strong growth potential

- Sharp increase in sales thanks to controlled distribution
- Strong network and development plans
  (15 new shop-in-shops in major cities)
- Training retail sales teams
  (products, and sales and merchandising techniques)
- New distribution platform set up in Shanghai
  (Sept 2002)

1. Geographic areas



CHINA
Shenzhen
Seibu

1. Geographic areas



CHINA
Shenzhen
Seibu

1. Geographic areas



CHINA
Shenzhen
Seibu

1. Geographic areas


S.T. Dupont

CHINA
Haikou
S & S Department Store

1. Geographic areas


S.T. Dupont

CHINA
Yueuang
Highsun
Shopping Centre

1. Geographic areas



CHINA
Changchun
Changchun Charter
Times Square

1. Geographic areas



CHINA
Guangzhou
Garden Hotel

II STRONG POSITIONING

2. MANUFACTURING CRAFTSMANSHIP

S.T. Dupont
PARIS

2. Manufacturing craftsmanship

A pool of expertise



SINCE THE 1920s, S.T.DUPONT'S MANUFACTURING PROCESS HAS BEEN GEARED TO ATTAINING PERFECTION

- A host of professions
- Experience of working with the finest materials
- Technical mastery, from design phase to production

2. Manufacturing craftsmanship

Combination of technological expertise and dexterity

OUR STRENGTH LIES IN ALLYING INDUSTRIAL PROCESSES WITH SKILLED CRAFTSMANSHIP



- A long tradition of working with
  - Chinese lacquer
  - Guilloche design
- Ongoing developments in
  - Polishing
  - Engraving

The human hand is a constant guarantor of product quality and uniqueness

2. Manufacturing craftsmanship

Skills attuned to new technologies

STRIVING TO INNOVATE AND ACQUIRE NEW SKILLS

- In product design
  - IT resources in design offices
  - Resources in testing laboratories
- In manufacturing processes
  - High-speed five-axis machining
  - Automating initial polishing operations
  - Applying laser technology to ornamentation processes

to sharpen our competitive edge

II STRONG POSITIONING

3. DESIGN

S.T.Dupont PARIS

3. DESIGN

Design – a core value

- S.T.Dupont has become a **global lifestyle** brand, thanks to its increased **diversification**
- S.T.Dupont is a world leader in **contemporary luxury goods**, thanks to its up-to-the-minute **product offering**

3. DESIGN

Diversification drive


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
22
39
1973
1995
2003
Lighters and Pens
New lines

3. DESIGN

Diversification drive

- Some markets are more diversified than others
- Diversification is primarily linked to how tightly **S.T.Dupont *controls distribution***

3. DESIGN

Diversification - Europe


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
18
18
29
31
61
Lighters and Pens
New lines
Germany
3 corners
Italy
16 corners
France
3 stores
11 SIS
39 corners
Spain
18 SIS
7 corners
Russia
3 stores
22 corners

S.T.Dupont 2003 sales (base 100)

3. DESIGN

Diversification - Asia


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
20
57
62
76
Lighters and Pens
New lines
Japan
2 stores
13 SIS
HK/China
17 stores
111 SIS
Taiwan
3 stores
4 SIS
Korea
9 stores
10 SIS

S.T.Dupont 2003 sales (base 100)

3. DESIGN

Diversification – other


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
9
41
Lighters and Pens
New lines
USA
3 corners
Middle East
5 stores
7 SIS
19 corners

S.T.Dupont 2003 sales (base 100)

3. DESIGN

Modernizing the offering


Geometry & Balance


Architecture


"Nature" limited edition


Mat Vs Shiny


"Mat/Shiny" theme


Metal Vs Lacquer

"Metal inlay" theme



3. DESIGN

Reworking ready-to-wear (June 2003)

- The 2003 Spring/Summer collection 2003 has been designed along very contemporary lines


[WEAR]
YOUR STYLE
S.T. Dupont
PARIS

S.T. Dupont

[CREATE]
[WEAR]
S.T. Dupont
PARIS

[WEAR]
S.T. Dupont

3. DESIGN

Strong design appeal

- S.T.Dupont's design approach
  - Is underpinned by expert craftsmanship, which appeals strongly to collectors

Taj Mahal limited edition



Strong design appeal

- S.T.Dupont's design approach
  - Is underpinned by expert craftsmanship, which appeals strongly to collectors
  - Is geared to broadening existing product ranges, as reflected in the new line of pens

Mini-Olympio



3. DESIGN

Strong design appeal

- S.T.Dupont's design approach
  - Is underpinned by expert craftsmanship, which appeals strongly to collectors
  - Is geared to broadening existing product ranges, as reflected in the new line of pens
  - Is focused on targeting specific products at certain markets

"Statue of Liberty" limited edition - USA



3. DESIGN

Design – a core value

- New product designs are an essential ingredient of our brand image
  - 22% in 1999/2000
  - 28% in 2000/2001
  - 21% in 2001/2002
  - 27% in 2002/2003

** Contribution of new products to parent company sales excluding Ready-to-wear*

3. DESIGN

Outlook

- S.T.Dupont will continue to build on its design momentum over the coming years.

3. DESIGN

Leather goods: An ambitious product strategy

- Leather goods represent a strategic growth business for S.T.Dupont
- Several new leather-goods lines will be launched as of 2003/2004 and in 2004/2005

The April 2003 launch of the ***"Contrast"*** *line marks the first illustration of this strategy*







III DEVELOPMENTS FOR 2003/2006

RESTATED GOALS

S.T.Dupont PARIS

Restated goals

Steadily roll out the strategic growth plan

- Build up S.T.Dupont's worldwide network of controlled sales outlets
- Enhance the global offering

And step up targeted initiatives in line with three main goals

Restated ambitions

Strengthen teams in all growth areas

- Leather-goods Division
  Raise brand visibility in this high-potential international market
- Ready-to-wear design team
  Ready-to-wear forms an integral part of S.T.Dupont's drive to become a global lifestyle brand in luxury goods for men and is number two on the company's list of growth markets
- Japan
  Build on the brand's success
- Brand image
  Enhance brand reach and consistency

Restated goals

Accelerate the communications drive

- Enhance the brand image and leverage the brand's high-potential assets as set out in the findings of the external study undertaken in 2002/2003
- Retool and beef up international communications drawing on the company's new design approach and new communications agency
- Relay S.T.Dupont's image as a global lifestyle brand by rolling out a new store design, bearing the hallmark of a famous designer
- Oversee all marketing initiatives from headquarters, to ensure consistency

Restated goals

Globalize the S.T.Dupont brand

- Boost sales via the directly-operated network
  Increase our global reach and brand selectivity in high-growth markets (mature and emerging)
- Strike up new, strong partnerships
- Keep to the ambitious plan for major product launches
  - as of the current fiscal year for ready-to-wear
  - as of 2004/2005, for all other lines


S.T. Dupont

Annual Results

Paris

June 5, 2003